

December 16, 2010

Mr. Stanley Greanias
Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92081

      Re: Javo Beverage Company, Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2009
            Filed March 16, 2010
            File No. 000-26897
            Schedule 14A
            Filed April 16, 2010

Dear Mr. Greanias:

We issued comments to you on the above captioned filing(s) on October 25, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 3, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 3, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

            Sincerely,

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel and
            Health Care Services